11022280

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67090

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 28 2011
WASH. D.C.
211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/10 (MM/DD/YY) AND ENDING 04/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Financial Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W 47th Street, Suite 900
(No. and Street)

Kansas City (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Brethowr (816) 960-9525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

1000 Walnut, Suite 1000 (Address) Kansas City (City) MO (State) 64112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Shane C. Brethowr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockton Financial Advisors, LLC, as of April 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CCO, FINOP

Title

Notary Public

JESSICA LYNN SKINNER MY COMMISSION EXPIRES October 1, 2011 NOTARY SEAL #07287606 JACKSON COUNTY NOTARY PUBLIC, STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

LOCKTON FINANCIAL ADVISORS, LLC

Financial Statements, Supplementary Information,
and Report on Internal Control

April 30, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lockton Insurance Agency, Inc.:

We have audited the accompanying balance sheets of Lockton Financial Advisors, LLC (the Company) as of April 30, 2011 and 2010, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lockton Financial Advisors, LLC as of April 30, 2011 and 2010, and the results of operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 24, 2011

LOCKTON FINANCIAL ADVISORS, LLC

Balance Sheets

April 30, 2011 and 2010

Assets		**2011**	**2010**
Cash and cash equivalents	$	2,877,565	4,842,303
Accounts receivable:			
Commissions and fees receivable		429,985	23,239
Producer members receivable		54,626	181,937
Prepaid expenses		10,533	15,798
Computer software, net		31,835	73,132
Other assets		5,000	10,000
Total assets	$	3,409,544	5,146,409
Liabilities and Members' Equity			
Payable to affiliates, net	$	716,493	644,574
Producer members payable		940,053	763,505
Accrued expenses:			
Interest		3,040	159
Accounting and tax service		25,000	10,000
Other		14,145	54,501
Producer unit purchases		57,150	57,150
Deferred revenue		34,212	—
Total liabilities		1,790,093	1,529,889
Members' equity		1,619,451	3,616,520
Total liabilities and members' equity	$	3,409,544	5,146,409

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Operations

Years ended April 30, 2011 and 2010

		2011	2010
Revenue:			
Commissions and fees	$	10,072,474	8,894,005
Contingent commissions		13,819	1,357
Interest and other income		5,181	9,869
Total revenue		10,091,474	8,905,231
Expenses:			
Selling		4,759,987	4,573,700
General and administrative		4,103,567	3,447,605
Producer unit purchases		464,043	181,438
Amortization		41,297	40,722
Interest expense		2,881	10,197
Total operating expenses		9,371,775	8,253,662
Net income	$	719,699	651,569

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Changes in Members' Equity

Years ended April 30, 2011 and 2010

	Corporate unit			
	Paid-in capital	Retained (deficit) earnings	Producer units	Total
Balance, April 30, 2009	$ 2,510,000	(556,097)	—	1,953,903
Net income	—	651,569	—	651,569
Distributions to member	—	(724,078)	—	(724,078)
Change in producer units	—	—	1,735,126	1,735,126
Balance, April 30, 2010	2,510,000	(628,606)	1,735,126	3,616,520
Net income	—	719,699	—	719,699
Distributions to member	(2,250,000)	(932,516)	—	(3,182,516)
Change in producer units	—	—	465,748	465,748
Balance, April 30, 2011	$ 260,000	(841,423)	2,200,874	1,619,451

See accompanying notes to financial statements.

LOCKTON FINANCIAL ADVISORS, LLC

Statements of Cash Flows

Years ended April 30, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net income	$	719,699	651,569
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization		41,297	40,722
Producer units		464,043	181,438
Changes in operating assets and liabilities:			
Commissions and fees receivable		(406,746)	(38,974)
Prepaid expenses and other assets		10,265	(11,119)
Change in payables to affiliates		71,919	1,152,590
Producer members payable, net		305,659	263,891
Accrued expenses		(22,475)	(1,448)
Payments for producer unit purchase		(95)	(146,115)
Deferred revenue		34,212	—
Net cash provided by operating activities		1,217,778	2,092,554
Cash flows from investing activity:			
Purchase of computer software		—	(3,450)
Net cash used in investing activity		—	(3,450)
Cash flows from financing activities:			
Principal payments on note payable		—	(6,877)
Distributions to member		(3,182,516)	(724,078)
Net cash used in financing activities		(3,182,516)	(730,955)
Change in cash and cash equivalents		(1,964,738)	1,358,149
Cash and cash equivalents, beginning of year		4,842,303	3,484,154
Cash and cash equivalents, end of year	$	2,877,565	4,842,303
Supplemental disclosure of cash flow information:			
Cash paid for interest	$	—	53,877
Noncash transactions:			
Noncash application of commission receivable to note payable	$	—	176,623

See accompanying notes to financial statements.

(1) Nature of Operations

Lockton Financial Advisors, LLC (the Company), a subsidiary of Lockton Insurance Agency, Inc. (Lockton), was organized in the state of California on April 27, 2005. The Company is a multi-manager limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a k(1) exemptive status stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is enabled to conduct securities activities, which may include the sale of variable contracts and mutual funds through employee benefit plans. The Company does not maintain custody or receive customer funds or securities. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application-way basis direct with the fund company or carrier. The Company is registered with the Municipal Securities Rulemaking Board (MSRB). This membership allows the Company to participate in a limited capacity only dealing in qualified college savings plans. In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

The Company is a subsidiary of Lockton, with Lockton owning the Corporate Profit Unit (Corporate Unit). The associates who have the primary responsibility for establishing new client relationships (Producer Members) own the Producer Profit Units (Producer Units). The Producer Members derive their compensation from the profits of the Company, as defined, after providing a predetermined allocation of profits to Lockton as the holder of the Corporate Units. While the legal form of payments to Producer Members is a capital distribution, the Company reflects such payments in the statements of operations as selling expenses. Profits of the Company used to determine Producer Member compensation (Producer Profit Return) generally represent revenue less selling and general and administrative expense.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company's revenue comprises principally commissions paid by the plan vendors, commissions received through a third-party broker-dealer, fees paid directly by clients, and interest income. Commission revenue from plan vendors generally represents a percentage of the fair value of the plan assets held on account by the customer and is materially affected by fluctuations in the fair value of the assets in the plan. Commissions received directly from the plan vendor are recognized when received.

Commissions received through a third-party broker-dealer relationship with NFP Securities, Inc. are recognized on a trade-date basis as transactions occur. A portion of the Gross Dealer Concessions (GDC) generated by the registered representatives are withheld by the third-party broker-dealer as reimbursement for services and infrastructure provided to the Registered Representatives. One

hundred percent of the remaining GDC, after deduction of this withholding, is paid directly to the Company.

Fees paid directly by clients and interest income are recognized as earned.

(c) ***Cash and Cash Equivalents***

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2011 and 2010, cash and cash equivalents consisted of a commercial checking account and a money market mutual fund.

(d) ***Computer Software***

Computer software consists of internally developed software and is recorded at cost. Amortization is computed on the straight-line method over its estimated useful life of three years.

(e) ***Producer Members Receivable and Payable***

Producer Members receive advances throughout the year based upon estimated annual Producer Profit Return as defined in the Company's operating agreement. At the end of each fiscal year, each Producer Member's Producer Profit Return is adjusted to the actual amount earned based on the economic performance of the Company. This adjustment results in some Producer Members having a debit balance in their capital account as a result of an over distribution and other Producer Members having a credit balance in their capital account resulting from the actual Producer Profit Return exceeding distributions made throughout the year. These amounts due from/to Producer Members are reflected as Producer Members receivable or payable, respectively, in the balance sheets.

(f) ***Income Taxes***

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its members' federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the years ended April 30, 2011 and 2010.

(g) ***Disclosures about Fair Value of Financial Instruments***

The fair value of cash and cash equivalents approximates the carrying value due to their short-term nature.

Authoritative accounting guidance on fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The carrying amount of the Company's cash and cash equivalents (Level 1) approximates fair value because of the short-term liquid nature of these instruments.

(3) Computer Software

Computer software as of April 30 consists of the following:

		2011	2010
Computer software	$	123,891	123,891
		123,891	123,891
Less accumulated amortization		92,056	50,759
	$	31,835	73,132

Amortization expense was $41,297 and $40,722 for the years ended April 30, 2011 and 2010, respectively.

(4) Producer Unit Purchases

In exchange for certain restrictive covenants and other considerations from Producer Members, the Company has the option to purchase each Producer Member's interest (Producer Unit) upon his/her termination.

Prior to April 30, 2010, the agreement to purchase the Producer Members' interest was applicable to all Producer Members, mandatorily redeemable and valued exclusively based on the Producer Members' average annual revenue for the preceding three fiscal years, which approximated 25% of the average annual revenue of the Company generated by the applicable Producer Member. Consequently, the Company had provided a liability and related expense as if all Producer Members terminated their membership as of the balance sheet date.

On April 30, 2010, this agreement was amended and, while the Producer Unit purchase provision remains applicable to all Producer Members, the purchase is subject to put and call features and is only mandatory upon the death or permanent and total disability of a Producer Member. Additionally, the redemption value of the Producer Unit was modified to be based on the value of the Company for the final six months of membership. As a result of these modifications, the Producer Unit meets the attributes for equity classification and, accordingly, is reported as a separate component of equity in the balance sheet with the related expense recognized annually.

Once exercised, the purchase obligation is no longer subject to the attributes of equity ownership and, thus, is reclassified from a component of equity to a liability. For the five-year period that payment of the

(Continued)

obligation is being made, the Company and the Producer Members have agreed that such payments will be funded through a charge of 50% of the purchase obligation to the profits attributable to the Producer Members. However, as future profits of the Company are not guaranteed, U.S. generally accepted accounting principles do not allow for the establishment of a receivable from the future profits attributable to Producer Members. Consequently, despite its belief that only 50% of the cost of purchasing Producer Members' interest will be funded from profits attributed to the Corporate Unit, the Company has recognized the related expense as if it will solely fund the Producer Unit purchase.

Producer Unit activity within noncontrolling interest during the years ended April 30, 2011 and 2010 is as follows:

Balance, April 30, 2009	$	—
Conversion of Producer Units		1,553,688
Producer Unit expense		181,438
Balance, April 30, 2010		1,735,126
Producer Unit purchase		(95)
Producer Unit expense		464,043
Producer Member capital contributions, net		1,800
Balance, April 30, 2011	$	2,200,874

The liability for Producer Unit purchases had the following activity during the years ended April 30, 2011 and 2010:

		Noncontrolling interest
Balance, April 30, 2009	$	1,747,753
Conversion of Producer Units		(146,115)
Producer Unit expense		(1,544,488)
Balance, April 30, 2010		57,150
Producer Unit purchases		95
Payments		(95)
Balance, April 30, 2011	$	57,150

(Continued)

Because the Company intends for this purchase to be an end-of-career transaction between the Company and the Producer Member, it does not anticipate significant cash requirements in the near term. Committed future payments at April 30, 2011 resulting from terminations and retirements are as follows:

Year ending April 30:		
2012	$	14,288
2013		14,288
2014		14,288
2015		14,286

(5) Transactions with Affiliates

The Company receives administrative services from an affiliated entity. These shared services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, and various other support functions. Fees paid for these services were $1,209,902 and $823,108 for the years ended April 30, 2011 and 2010, respectively. These charges are an allocation of costs incurred by the affiliated entity to provide such services and are accounted for in accordance with agreements among these parties.

The Company's Producer Members receive office accommodations, clerical services, and customer account service support from affiliated entities. These expenses totaled $2,971,948 and $2,541,890 for the years ended April 30, 2011 and 2010, respectively. These charges are an allocation of costs incurred by the affiliated entities to provide such services and are accounted for in accordance with agreements among these parties.

These transactions with affiliates are accounted for in accordance with intercompany allocations among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker-dealer, which requires the maintenance of minimum net capital defined as the greater of $25,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2011, the Company had net regulatory capital of $1,033,786, which is $914,446 in excess of required net capital.

(7) Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-20, *Receivables* (Topic 310): *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, which significantly increases disclosures about credit quality of financing receivables and the allowance for credit losses, and requires disclosures to be made at a greater level of disaggregation. ASU 2010-20 is effective for nonpublic companies in fiscal years ending on or after December 15, 2011. The Company expects that the adoption of this guidance in the fiscal year ending April 30, 2012 will not have an impact on its disclosures.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through June 24, 2011, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Schedule I

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

April 30, 2011 and 2010

		2011	2010
Net capital:			
Total members' equity	$	1,619,451	3,616,520
Total members' equity qualified for net capital		1,619,451	3,616,520
Add additions to net worth		—	—
Less nonallowable assets		531,979	304,106
Net capital before haircuts		1,087,472	3,312,414
Less haircuts and undue concentration		53,686	96,223
Net capital		1,033,786	3,216,191
Aggregate indebtedness		1,790,093	1,529,889
Percentage aggregate indebtedness to net capital		173%	48%
Computation of net capital requirements:			
Minimum net capital requirements**	$	119,340	101,993
Excess net capital	$	914,446	3,114,198

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 20, 2011, at April 30, 2011.

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2011. 6.67% of Aggregate Indebtedness was calculated to be $119,340 ($1,790,093 x 6.67% = $119,340).

** The minimum net capital required is calculated by taking the greater of $25,000 or 6.67% of Aggregate Indebtedness at April 30, 2010. 6.67% of Aggregate Indebtedness was calculated to be $101,993 ($1,529,889 x 6.67% = $101,993).

See accompanying report of independent registered public accounting firm.

Schedule II

LOCKTON FINANCIAL ADVISORS, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2011 and 2010

This computation is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2011 and 2010.

See accompanying report of independent registered public accounting firm.

Schedule III

LOCKTON FINANCIAL ADVISORS, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2011 and 2010

Information relating to possession or control requirements is not applicable to Lockton Financial Advisors, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(1) at April 30, 2011 and 2010.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lockton Insurance Agency, Inc. (d.b.a. Lockton Companies):

In planning and performing our audit of the financial statements of Lockton Financial Advisors, LLC (the Company) as of and for the year ended April 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
June 24, 2011

KPMG

LOCKTON FINANCIAL ADVISORS, LLC

Independent Accountants' Report on
Applying Agreed-Upon Procedures

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Lockton Financial Advisors, LLC
Kansas City, Missouri:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2011, which were agreed to by Lockton Financial Advisors, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copy), noting no cash disbursements;

2. Compared the amounts reported on the Form X-17A-5 for the year ended April 30, 2011 as included in the Company's audited financial statements for the year ended April 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers(Form SIPC-7T), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Form SIPC-7T) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 24, 2011